Exhibit 99.2

AGEQ 000001 6$0 6$03/( 123 6$03/(6 675((7 6$03/(72:1 66 ;9; ;9; &$1$'$ 6HFXULW\ &ODVV &20021 +ROGHU $FFRXQW 1XPEHU C9999999999 IND )ROG )RUP RI 3UR[\ ·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‡ &DOO WKH QXPEHU OLVWHG %(/2: IURP D WRXFK WRQH WHOHSKRQH. 1·866·732·927( (8683) 7ROO )UHH ‡ *R WR WKH IROORZLQJ ZHE VLWH ZZZ.LQYHVWRUYRWH.FRP ‡ 6PDUWSKRQH" 6FDQ WKH 45 FRGH WR YRWH QRZ. ‡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i *S000001Q01*

C9999999999 SAM SAMPLE *C9999999999* *C9999999999* IND C12 $SSRLQWPHQW RI 3UR[\KROGHU ,/:H, EHLQJ KROGHU(V) RI FRPPRQ VKDUHV RI $JQLFR (DJOH 0LQHV /LPLWHG (WKH "&RPSDQ\") KHUHE\ DSSRLQW: 6HDQ %R\G, 9LFH &KDLUPDQ DQG &KLHI ([HFXWLYH 2IILFHU RI WKH &RPSDQ\, RU IDLOLQJ KLP, 5. *UHJRU\ /DLQJ, *HQHUDO &RXQVHO, 6HQLRU 9LFH 3UHVLGHQW /HJDO DQG &RUSRUDWH 6HFUHWDU\ RI WKH &RPSDQ\ 3ULQW WKH QDPH RI WKH SHUVRQ \RX DUH DSSRLQWLQJ LI WKLV SHUVRQ LV VRPHRQH RWKHU WKDQ WKH 0DQDJHPHQW 1RPLQHHV OLVWHG KHUHLQ. 25 DV P\/RXU SUR[\KROGHU ZLWK IXOO SRZHU RI VXEVWLWXWLRQ DQG WR DWWHQG, DFW DQG WR YRWH IRU DQG RQ EHKDOI RI WKH VKDUHKROGHU LQ DFFRUGDQFH ZLWK WKH IROORZLQJ GLUHFWLRQ (RU LI QR GLUHFWLRQV KDYH EHHQ JLYHQ, DV WKH SUR[\KROGHU VHHV ILW) DQG DOO RWKHU PDWWHUV WKDW PD\ SURSHUO\ FRPH EHIRUH WKH $QQXDO DQG 6SHFLDO 0HHWLQJ RI WKH &RPSDQ\ WR EH KHOG DW WKH 'HOWD +RWHO, 6R&R %DOOURRP, 75 /RZHU 6LPFRH 6WUHHW, 7RURQWR, 2QWDULR RQ $SULO 27, 2018 DW 11 00 D.P. (7RURQWR WLPH) DQG DW DQ\ DGMRXUQPHQW RU SRVWSRQHPHQW WKHUHRI. 927,1* 5(&200(1'$7,216 $5( ,1',&$7(' %< 29(5 7+( %2;(6. 1. (OHFWLRQ RI 'LUHFWRUV :LWKKROG :LWKKROG :LWKKROG 01. 'U. /HDQQH 0. %DNHU 02. 6HDQ %R\G 03. 0DUWLQH $. &HOHM )ROG 04. 5REHUW -. *HPPHOO 05. 0HO /HLGHUPDQ 06. 'HERUDK 0F&RPEH 07. -DPHV '. 1DVVR 08. 'U. 6HDQ 5LOH\ 09. -. 0HUI\Q 5REHUWV 10. -DPLH &. 6RNDOVN\ :LWKKROG 2. $SSRLQWPHQW RI $XGLWRUV $SSRLQWPHQW RI (UQVW & <RXQJ //3 DV $XGLWRUV RI WKH &RPSDQ\ IRU WKH HQVXLQJ \HDU DQG DXWKRUL]LQJ WKH 'LUHFWRUV WR IL[ WKHLU UHPXQHUDWLRQ. $JDLQVW 3. 6WRFN 2SWLRQ 3ODQ &RQVLGHUDWLRQ RI DQG, LI GHHPHG DGYLVDEOH, WKH SDVVLQJ RI DQ RUGLQDU\ UHVROXWLRQ DSSURYLQJ DQ DPHQGPHQW WR WKH &RPSDQ\ V 6WRFN 2SWLRQ 3ODQ. $JDLQVW 4. $PHQGHG DQG 5HVWDWHG %\·/DZV &RQVLGHUDWLRQ RI DQG, LI GHHPHG DGYLVDEOH, WKH SDVVLQJ RI DQ RUGLQDU\ UHVROXWLRQ FRQILUPLQJ WKH DGRSWLRQ RI WKH DPHQGHG DQG UHVWDWHG E\ ODZV RI WKH &RPSDQ\. $JDLQVW )ROG 5. ([HFXWLYH &RPSHQVDWLRQ &RQVLGHUDWLRQ RI DQG, LI GHHPHG DGYLVDEOH, WKH SDVVLQJ RI D QRQ ELQGLQJ, DGYLVRU\ UHVROXWLRQ DFFHSWLQJ WKH &RPSDQ\¶V DSSURDFK WR H[HFXWLYH FRPSHQVDWLRQ. $XWKRUL]HG 6LJQDWXUH(V) · 7KLV VHFWLRQ PXVW EH FRPSOHWHG IRU \RXU LQVWUXFWLRQV WR EH H[HFXWHG. 6LJQDWXUH(V) 'DWH ,/:H DXWKRUL]H \RX WR DFW LQ DFFRUGDQFH ZLWK P\/RXU LQVWUXFWLRQV VHW RXW DERYH. ,/:H KHUHE\ UHYRNH DQ\ SUR[\ SUHYLRXVO\ JLYHQ ZLWK UHVSHFW WR WKH 0HHWLQJ. ,I QR YRWLQJ LQVWUXFWLRQV DUH LQGLFDWHG DERYH, WKLV 3UR[\ ZLOO EH YRWHG DV UHFRPPHQGHG E\ 0DQDJHPHQW. ,QWHULP )LQDQFLDO 6WDWHPHQWV 0DUN WKLV ER[ LI \RX ZRXOG OLNH WR UHFHLYH ,QWHULP )LQDQFLDO 6WDWHPHQWV DQG DFFRPSDQ\LQJ 0DQDJHPHQW¶V 'LVFXVVLRQ DQG $QDO\VLV E\ PDLO. $QQXDO )LQDQFLDO 6WDWHPHQWV 0DUN WKLV ER[ LI \RX ZRXOG OLNH WR UHFHLYH WKH $QQXDO )LQDQFLDO 6WDWHPHQWV DQG DFFRPSDQ\LQJ 0DQDJHPHQW¶V 'LVFXVVLRQ DQG $QDO\VLV E\ PDLO. ,I \RX DUH QRW PDLOLQJ EDFN \RXU SUR[\, \RX PD\ UHJLVWHU RQOLQH WR UHFHLYH WKH DERYH ILQDQFLDO UHSRUW(V) E\ PDLO DW ZZZ.FRPSXWHUVKDUH.FRP/PDLOLQJOLVW. $ * ( 4 2 6 8 2 8 9 1 3 , $ 5 1 9 9 9 9 9 )RU )RU )RU )RU )RU )RU )RU +,*+/,*+7(' 7(;7